UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 6-K
________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: August 11, 2026
Commission File Number: 001-39307
________________________________
Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)
________________________________
77 Corporate Drive, 4th Floor
Bridgewater, New Jersey 08807
(Address of principal executive office)
________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Financial Results for the Three and Six Months Ended June 30, 2026

Legend Biotech Corporation (“Legend Biotech”) is furnishing this report on Form 6-K to provide its unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements. In addition, Legend Biotech is providing a supplemental risk factor, as set forth in Exhibit 99.4 to this Form 6-K.

On August 11, 2026, Legend Biotech issued a press release regarding its unaudited financial results for the three and six months ended June 30, 2026 and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1. The unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.3.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”), 99.2, 99.3, and 99.4, are hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-278050 and 333-257625) and Legend Biotech’s Registration Statement on Form S-8 (Registration Nos. 333-239478 and 333-283217).
EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated August 11, 2026.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2026, and for the three and six months ended June 30, 2026, and 2025.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.4	Supplemental Company Risk Factor
101
The following materials from Legend Biotech’s Report on Form 6-K for the six months ended June 30, 2026 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), (ii) the Unaudited Interim Condensed Consolidated Statement of Financial Position, (iii) the Unaudited Interim Condensed Consolidated Statements of Changes in Equity, (iv) the Unaudited Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

August 11, 2026	/s/ Alan Bash
Alan Bash
Interim Chief Executive Officer

Exhibit 99.2
LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
REVENUE
Collaboration revenue	$326.1	$219.7	$624.5	$405.3
License and other revenue*	61.4	35.4	68.1	44.8
Total revenue	387.5	255.1	692.6	450.1
Cost of collaboration revenue	(136.0)	(94.9)	(311.4)	(164.4)
Cost of license and other revenue	(1.4)	(3.1)	(1.9)	(4.9)
Research and development expenses	(96.0)	(98.3)	(181.7)	(200.2)
Administrative expenses	(33.0)	(32.6)	(73.0)	(64.1)
Selling and distribution expenses	(63.4)	(48.1)	(113.5)	(89.1)
Other operating expenses**	—	—	(3.2)	(1.0)
Operating income (loss)	57.7	(21.9)	7.9	(73.6)
Finance costs	(5.8)	(5.2)	(11.3)	(10.3)
Finance income	5.6	10.4	12.9	22.5
Other expense, net	(2.0)	(108.1)	(7.1)	(162.6)
Income (loss) before tax	55.5	(124.8)	2.4	(224.0)
Income tax expense	(22.3)	(0.6)	(23.5)	(2.4)
Net income (loss)	$33.2	$(125.4)	$(21.1)	$(226.4)
EARNINGS (LOSS) PER SHARE
Basic	$0.09	$(0.34)	$(0.06)	$(0.62)
Diluted	$0.09	$(0.34)	$(0.06)	$(0.62)

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	$(1.3)	$124.2	$(0.8)	$184.9
Other comprehensive income (loss), net of tax	(1.3)	124.2	(0.8)	184.9
TOTAL COMPREHENSIVE INCOME (LOSS)	$31.9	$(1.2)	$(21.9)	$(41.5)
*Certain prior year amounts included within other revenue have been combined into the license and other revenue line for comparative purposes.
** Certain prior year amounts have been reclassified to present loss on asset impairment into the other operating expenses line for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2026 AND DECEMBER 31, 2025

(Dollars in millions)	June 30, 2026	December 31, 2025
NON-CURRENT ASSETS	(Unaudited)
Property, plant and equipment	$125.9	$116.3
Right-of-use assets	322.3	285.2
Collaboration prepaid leases	49.8	72.7
Other non-current assets	25.5	12.4
Total non-current assets	523.5	486.6
CURRENT ASSETS
Collaboration inventories, net	41.5	32.0
Trade receivables	—	13.1
Prepayments, other receivables and other assets	221.3	253.4
Time deposits	291.7	46.7
Cash and cash equivalents	672.9	901.9
Total current assets	1,227.4	1,247.1
TOTAL ASSETS	$1,750.9	$1,733.7

CURRENT LIABILITIES
Trade payables	$77.3	$83.0
Tax payable	33.7	19.2
Other payables and accruals	122.6	195.4
Lease liabilities	11.8	7.4
Contract liabilities	0.7	11.3
Collaboration interest-bearing advanced funding	156.4	319.1
Other current liabilities	1.1	1.0
Total current liabilities	403.6	636.4
NON-CURRENT LIABILITIES
Lease liabilities long term	110.0	87.2
Other non-current liabilities	7.7	8.0
Total non-current liabilities	117.7	95.2
TOTAL LIABILITIES	$521.3	$731.6
EQUITY
Share capital	$0.1	$0.1
Reserves	1,229.5	1,002.0
Total equity	$1,229.6	$1,002.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,750.9	$1,733.7

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Dollars in millions)	Share capital	Share premium*	Share-based compensation reserves*	Foreign currency translation reserve*	Retained accumulated losses*	Total equity
Balance at January 1, 2025	$0.1	$2,696.0	$74.4	$(68.2)	$(1,661.7)	$1,040.6
Loss for the period	—	—	—	—	(226.4)	(226.4)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—	—	184.9	—	184.9
Total comprehensive income/(loss) for the period	—	—	—	184.9	(226.4)	(41.5)
Exercise of share options	—	2.8	(1.1)	—	—	1.7
Reclassification of vested restricted share units	—	35.6	(35.6)	—	—	—
Share-based compensation expense	—	—	34.6	—	—	34.6
Balance at June 30, 2025	$0.1	$2,734.4	$72.3	$116.7	$(1,888.1)	$1,035.4

Balance at January 1, 2026	$0.1	$2,750.3	$88.0	$122.2	$(1,958.5)	$1,002.1
Loss for the period	—	—	—	—	(21.1)	(21.1)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—	—	(0.8)	—	(0.8)
Total comprehensive loss for the period	—	—	—	(0.8)	(21.1)	(21.9)
Issuance of ordinary shares, net	—	212.4	—	—	—	212.4
Exercise of share options	—	0.6	(0.3)	—	—	0.3
Reclassification of vested restricted share units	—	51.6	(51.6)	—	—	—
Share-based compensation expense	—	—	36.7	—	—	36.7
Balance at June 30, 2026	$0.1	$3,014.9	$72.8	$121.4	$(1,979.6)	$1,229.6
*These reserve accounts comprise the consolidated reserves of $1,229.5 million and $1,035.3 million in the consolidated statements of financial position as at June 30, 2026 and 2025, respectively.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Six months ended June 30,
(Dollars in millions)	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) before tax	$2.4	$(224.0)
Adjustments for:
Finance income	(12.9)	(22.5)
Finance costs	11.3	10.3
Provision for inventory reserve	(4.5)	(4.9)
Depreciation of property, plant and equipment	6.4	4.6
Depreciation of right-of-use assets	20.9	6.3
Unrealized foreign currency exchange loss	6.6	165.2
Share-based compensation expense	36.7	34.6
Other, net *	2.4	1.2
	69.3	(29.2)
Decrease/(increase) in trade receivables	13.0	(20.3)
Increase in prepayments, other receivables and other assets	(95.3)	(84.4)
Increase in collaboration inventories	(5.3)	(6.0)
(Decrease)/increase in trade payables	(5.2)	36.0
Decrease in other payables and accruals**	(74.8)	(18.9)
Decrease in contract liabilities	(10.4)	(18.5)
Other assets and liabilities, net***	2.3	1.8
Interest income received	9.9	37.9
Income tax paid	(9.5)	(15.2)
Net cash used in operating activities	$(106.0)	$(116.8)
*Certain prior year amounts including loss on impairment, loss on disposal of PPE (Property, Plant, and Equipment), amortization of intangible assets, and deferred government grant have been grouped into the other, net line item for comparative purposes.
**Certain prior year amounts including interest on lease payments have been grouped into decrease in other payables and accruals.
***Certain prior year amounts including decrease/(increase) in other non-current assets, government grant received, increase/(decrease) in other non-current liabilities, and increase in pledged deposits, net have been grouped into the other assets and liabilities, net line item for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Six months ended June 30,
(Dollars in millions)	2026	2025
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(15.0)	$(11.2)
Prepayment to collaborator for collaboration assets	(31.5)	(21.7)
Purchase of time deposits	(597.0)	(4,150.0)
Proceeds from the maturity of time deposits	355.5	4,274.0
Net cash (used in)/provided by investing activities	(288.0)	91.1
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares, net	212.4	—
Repayment of debt	(41.7)	—
Proceeds from exercise of share options	0.3	1.7
Principal portion of lease payments	(4.5)	(2.0)
Net cash provided by/(used in) financing activities	166.5	(0.3)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.5)	5.8
NET DECREASE IN CASH AND CASH EQUIVALENTS	(229.0)	(20.2)
Cash and cash equivalents at beginning of year	901.9	286.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$672.9	$266.5
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	$964.6	$967.6
Less: Pledged deposits	—	0.1
Time deposits	291.7	701.0
Cash and cash equivalents as stated in the statement of financial position	$672.9	$266.5

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash repayment of debt	$129.2	$—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
1. CORPORATE INFORMATION
Legend Biotech Corporation ("Legend") was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office address of Legend is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1002, Cayman Islands.
Legend is an investment holding company. Legend's subsidiaries are principally engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
2.1. BASIS OF PREPARATION
The unaudited interim condensed consolidated financial statements of Legend and its subsidiaries (collectively referred to as the “Company”) for the three and six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (the “IASB”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's financial statements for the year ended December 31, 2025. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2025.
2.2. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE COMPANY
There were no new International Financial Reporting Standards (“IFRS”), amendments or interpretations issued by the IASB that became effective in the six months ended June 30, 2026 that had a material impact on the Company's unaudited interim condensed consolidated financial statements.
The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3. REVENUE
An analysis of revenue is as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions)	2026	2025	2026	2025
License and other revenue
License revenue - Novartis	$5.3	$15.4	$10.4	$24.7
License revenue - Janssen	56.0	—	56.0	—
License revenue - Related party sublicense	—	20.0	1.6	20.0
Other revenue	0.1	—	0.1	0.1
License and other revenue - total	61.4	35.4	68.1	44.8
Collaboration revenue	326.1	219.7	624.5	405.3
Total revenue	$387.5	$255.1	$692.6	$450.1

An analysis of revenue by geographic area is as follows. The revenue information is based on the locations of the customers.

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions)	2026	2025	2026	2025
License and other revenue
United States of America	$5.3	$15.4	$10.4	$24.7
Outside the United States of America	56.1	20.0	57.7	20.1
Total license and other revenue	$61.4	$35.4	$68.1	$44.8

Collaboration revenue
United States of America	$236.0	$179.2	$452.4	$338.2
Outside the United States of America	90.1	40.5	172.1	67.1
Total collaboration revenue	$326.1	$219.7	$624.5	$405.3

Total revenue	$387.5	$255.1	$692.6	$450.1

An analysis of the timing of transfer of goods or services is as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions)	2026	2025	2026	2025
Revenue at a point in time	$382.2	$239.7	$682.2	$425.4
Revenue over time*	5.3	15.4	10.4	24.7
Total revenue	$387.5	$255.1	$692.6	$450.1
*All revenue streams are recognized at a point in time except for License Revenue for Novartis which is recognized over time.

4. OTHER EXPENSE, NET
The following table summarizes the total other expense, net:

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions)	2026	2025	2026	2025
Foreign currency exchange loss, net*	$(2.5)	$(110.0)	$(8.3)	$(165.1)
Other income, net	0.5	1.9	1.2	2.5
Total other expense, net	$(2.0)	$(108.1)	$(7.1)	$(162.6)

*Foreign currency exchange loss is primarily remeasurement losses.

5. EARNINGS (LOSS) PER SHARE
The basic earnings or loss per share is calculated by dividing net income or loss by the weighted average ordinary shares outstanding during the reporting period. The diluted earnings per share is calculated on the basis of the weighted average number of ordinary shares, using the treasury stock method. The dilutive effect was computed assuming exercise or conversion of all potential dilutive securities including stock options and restricted stock units.
The diluted loss per share equals the basic loss per share amounts, as the impact of the outstanding share options and restricted stock units had an anti-dilutive effect on the basic loss per share amounts.
The calculations of basic and diluted earnings (loss) per share are based on:

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
Net income (loss)	$33.2	$(125.4)	$(21.1)	$(226.4)

Weighted average shares outstanding:
Basic	374.0	368.3	372.1	367.9
Diluted	387.6	368.3	372.1	367.9

Earnings (loss) per share:
Basic	$0.09	$(0.34)	$(0.06)	$(0.62)
Diluted	$0.09	$(0.34)	$(0.06)	$(0.62)

6. LEASES
The Company as a lessee
The Company has leases for office, research laboratory and manufacturing facilities, equipment, vehicles, and land. The terms of the leases vary, although most generally have lease terms between 3 and 29 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land arrangements. Leases with terms of 12 months or less are expensed as incurred. Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), which purchased the assets on behalf of the collaboration, in connection with the Company's collaboration and license agreement (the "Janssen Agreement"). Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets
The carrying amounts of the Company’s right-of-use assets and the movements for the six months ended June 30, 2026 are as follows:

(Dollars in millions)	2026
Right-of-use assets at January 1, 2026	$285.2
Additions	62.6
Exchange realignment	(4.6)
Depreciation of right-of-use assets	(20.9)
Right-of-use assets at June 30, 2026	$322.3
(b)Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company’s lease liabilities and the movements for the six months ended June 30, 2026 are as follows:

(Dollars in millions)	2026
Carrying amount at January 1, 2026	$94.6
Additions	30.9
Accretion of interest recognized during the period	3.2
Payments	(6.0)
Exchange realignment	(0.9)
Carrying amount at June 30, 2026	$121.8
Analyzed into:
Current portion	$11.8
Non-current portion	110.0
Carrying amount at June 30, 2026	$121.8
The Company has a lease that commenced in February 2026, with Janssen located in Raritan, New Jersey. The Company expects to receive 50% of the future lease payments from Janssen from profit sharing under the Janssen Agreement. At inception, the Company recognized the full lease liability of approximately $30.6 million, rather than only its share because the Company has the primary responsibility for making the lease payments. A finance sublease receivable of approximately $15.3 million is subsequently recognized when the related right-of-use asset is subleased to the collaboration. The total sublease receivable of $15.3 million has been classified in prepayments, other receivables and other assets of $1.8 million, and other non-current assets of $13.5 million.

7. COLLABORATION INVENTORIES, NET

(Dollars in millions)	June 30, 2026	December 31, 2025
Raw materials	$24.5	$24.1
Work-in-process	6.4	1.1
Finished goods	10.6	6.8
Total collaboration inventories, net	$41.5	$32.0
The Company's reserve for inventory was $14.2 million and $18.7 million as of June 30, 2026 and December 31, 2025, respectively. The Company’s reserve for inventory was primarily related to certain batches or units of product that did not meet quality specifications, and expired materials. The inventory reserve was included in the collaboration cost of sales.
8. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

(Dollars in millions)	June 30, 2026	December 31, 2025
Other collaboration receivables	$186.1	$227.8
VAT recoverable	11.9	8.1
Prepayments	18.5	14.6
Other current assets	4.8	2.9
Total	$221.3	$253.4
None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The Company estimated that the expected credit loss for the above receivables as at June 30, 2026 and December 31, 2025 is insignificant.
9. INCOME TAX
The Company is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which Legend and its subsidiaries are domiciled and operate. The Company had an income tax expense of $23.5 million for the six months ended June 30, 2026 compared to an income tax expense of $2.4 million for the six months ended June 30, 2025. The year-over-year increase was primarily driven by an increase in taxable income across Legend Biotech's U.S., Belgium and People's Republic of China ("PRC") entities. The Company continues to negotiate an advance pricing agreement with the Chinese Tax Authority, which will determine a transfer pricing methodology between the Company's legal entities. Although a formal agreement has not yet been executed, the Company has reflected management's best estimate of the expected tax consequences including the cumulative impact of a change in estimate based on the information available as of June 30, 2026.
While the Company has accrued for matters management believes are probable and estimable, the final outcome with a tax authority may result in a tax liability that is materially different from that reflected in the consolidated financial statements.
10. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate (%)	June 30, 2026
		(In millions)
Current
Collaboration interest-bearing advanced funding	7.13%	$156.4

Pursuant to the Janssen Agreement, the Company received advances from Janssen over time ("Funding Advances"). These Funding Advances are accounted for as interest-bearing borrowings funded by Janssen, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $77.2 million upon such principal as of June 30, 2026. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR) in accordance with the LIBOR ACT. Thus, outstanding Funding Advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%.
There is no specific maturity date for the Funding Advances. However, pursuant to the terms of the Janssen Agreement, Janssen may recoup the aggregate amount of Funding Advances, together with interest thereon, from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement.
In the six months ended June 30, 2026, the Company reduced its collaboration advanced funding principal balance by $170.8 million by either offsetting it with the pre-tax profit receivable or repayment in the six month period, which resulted in an outstanding principal balance of $79.2 million and outstanding accrued interest balance of $77.2 million, in each case as of June 30, 2026. As of June 30, 2026, the Company estimated that the entire balance of $156.4 million (inclusive of both principal and interest) would be recouped by Janssen within the next 12 months, and therefore such amount was classified as a current liability.
The interest for collaboration interest-bearing advanced funding was $3.9 million and $4.5 million for the three months ended June 30, 2026, and 2025, respectively, and $8.1 million and $9.1 million for the six months ended June 30, 2026, and 2025, respectively. These amounts are included in Finance costs on the consolidated statement of profit or loss and other comprehensive income (loss).
11. SHARE CAPITAL AND SHARE PREMIUM
Shares

(Dollars in millions, except share and per share data)	June 30, 2026	December 31, 2025
Authorized:
2,000,000,000 ordinary shares of $0.0001 each	0.2	0.2
Issued and fully paid:
387,538,923 and (2025: 369,886,369) ordinary shares of $0.0001 each	0.1	0.1
A summary of movements in the Company’s share capital and share premium is as follows:

(Dollars in millions, except share and per share data)	Number of shares in issue	Share capital	Share premium	Total
At December 31, 2025 and January 1, 2026	369,886,369	$0.1	$2,750.3	$2,750.4
Issuance of ordinary shares, net	15,400,000	—	212.4	212.4
Exercise of share options	454,296	—	0.6	0.6
Reclassification of vesting of restricted share units	1,798,258	—	51.6	51.6
At June 30, 2026	387,538,923	$0.1	$3,014.9	$3,015.0

On June 17, 2026, Legend entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley Asia Limited, Jefferies LLC, and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (the “Underwriters”), relating to the underwritten public offering (the “2026 Offering”) of 7,700,000 ADS, representing 15,400,000 ordinary shares, at a price to the public of $29.35 per ADS. The 2026 Offering closed on June 23, 2026, resulting in net proceeds of $212.4 million, after the deduction of underwriting discounts and commissions and directly attributable issuance costs of $13.6 million, which were recorded as a reduction of share premium. The Underwriters 30-day option to purchase up to 1,155,000 additional ADSs at the public offering price pursuant to the Underwriting Agreement, less the underwriting discounts and commissions, expired unexercised on July 17, 2026.

12. OTHER PAYABLES AND ACCRUALS

(Dollars in millions)	June 30, 2026	December 31, 2025
Accrued payroll and employee-related expenses*	$44.8	$60.6
Accrued expenses and other payables **	58.3	63.7
Collaboration payable ***	19.5	71.1
Total	$122.6	$195.4
*Certain prior year amounts included within accrued payroll have been reclassified to accrued payroll and employee-related expenses for comparative purposes.
**Certain prior year amounts included within accrued expenses, other payables and other tax payables have been reclassified to accrued expenses and other payables for comparative purposes.
***Certain prior year amounts included within payable for collaboration assets have been grouped into the collaboration payable line for comparative purposes.
13. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The interim condensed consolidated financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on August 5, 2026.

Exhibit 99.3

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. “Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this MD&A are the property of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this MD&A are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. CARVYKTI is a registered trademark in the United States of Johnson & Johnson. Other trade names, trademarks and service marks of other companies appearing in this MD&A are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our interim condensed consolidated financial statements and the accompanying notes.

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; the impact of U.S. or foreign laws and regulations on our operations, including the impact of tariffs and tax laws; competition in general; government, industry, and general product pricing and other political pressures; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 10, 2026 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Overview
We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 3,200 employees in the United States, China and Europe, our differentiated technology, as well as our global development and manufacturing expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, ("cilta-cel") (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel is the first CAR-T cell therapy to demonstrate overall survival benefit when compared to standard therapies in patients with relapsed and refractory multiple myeloma ("RRMM") with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the U.S. Food and Drug Administration (the “FDA”) under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. In April 2024, the FDA approved CARVYKTI for the treatment of patients with RRMM who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. CARVYKTI is our first and only product approved by a health authority.

Recent Business Developments
•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales increased 50% versus second quarter of 2025 to approximately $657 million
•Expanded CARVYKTI® availability to 348 global sites and 19 global markets with the launch of Ireland
•Achieved first clinical proof-of-concept for LB2501, an investigational in vivo CD19/CD20 dual‑targeting CAR-T therapy with 100% ORR and 83.3% CR at the higher dose level (DL2) in patients with relapsed or refractory B-cell non-Hodgkin lymphoma
•Strengthened balance sheet through successful public offering of 7,700,000 American Depository Shares ("ADS") with net proceeds of approximately $212 million, after deducting underwriting discounts and commissions and estimated offering expenses
•Cash and cash equivalents, and time deposits of approximately $965 million, as of June 30, 2026

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, international tension and conflicts, the failure and instability of financial institutions and rising inflation rates.
Changes in tariffs, supply chain constraints, logistics challenges, labor shortages, international tension and conflicts and steps taken by governments and central banks, have led to fluctuating inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including fluctuating interest rates. Our manufacturing activities in the US and Europe have continued. Currently, we have not experienced any material impact to our supply chain as a result of inflation and fluctuating interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.
Specifically with respect to the current tariffs imposed by the Trump administration, we do not currently believe such tariffs will have a material impact on our financial condition, as pharmaceuticals were exempted from these tariffs. However, the Trump administration has announced an intention to implement tariffs for pharmaceuticals at a future date. While the impact of any such pharmaceutical tariffs on Legend may be mitigated by the fact that the U.S. Carvykti supply is domestically produced at the Raritan site in New Jersey and at the Novartis CMO facility in Morris Plains, New Jersey, we may face tariff exposure from certain pharmaceutical ingredients and processing materials that are imported from outside the U.S.
If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates begin to rise again or significant tariffs are imposed on pharmaceutical ingredients) on our operating costs, including our cost of goods sold, labor costs and research and development costs, due to tariffs, supply chain constraints, consequences associated with public health crises, international tension and conflicts, and employee availability and wage increases, which may result in additional stress on our working capital resources.

Comparison of Three Months Ended June 30, 2026 and 2025
The following table summarizes our results of operations for the three months ended June 30, 2026 and 2025:

	Three months ended June 30,		Variance
(Dollars in millions)	2026	2025
Consolidated Statement of Operations Data:
Revenue
Collaboration revenue	$326.1	$219.7	$106.4
License and other revenue	61.4	35.4	26.0
Total revenue	387.5	255.1	132.4
Cost of collaboration revenue	(136.0)	(94.9)	(41.1)
Cost of license and other revenue	(1.4)	(3.1)	1.7
Research and development expenses	(96.0)	(98.3)	2.3
Administrative expenses	(33.0)	(32.6)	(0.4)
Selling and distribution expenses	(63.4)	(48.1)	(15.3)
Operating income (loss)	57.7	(21.9)	79.6
Finance costs	(5.8)	(5.2)	(0.6)
Finance income	5.6	10.4	(4.8)
Other expense, net	(2.0)	(108.1)	106.1
Income (loss) before tax	55.5	(124.8)	180.3
Income tax expense	(22.3)	(0.6)	(21.7)
Net income (loss)	$33.2	$(125.4)	$158.6
Collaboration Revenue
Collaboration revenue was $326.1 million for the three months ended June 30, 2026, compared to $219.7 million for the three months ended June 30, 2025. The increase of $106.4 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen collaboration and license agreement (the “Janssen Agreement”).
License and Other Revenue
License revenue was $61.4 million for the three months ended June 30, 2026, compared to $35.4 million for the three months ended June 30, 2025. The increase of $26.0 million was driven by milestones of $56.0 million achieved under the Janssen Agreement for the three months ended June 30, 2026, compared to no milestones achieved under the Janssen Agreement for the three months ended June 30, 2025.
This license increase was offset by a decrease in license revenue recognized in the three months ended June 30, 2026, under an exclusive agreement with a related party. No related party license revenue was recognized during the three months ended June 30, 2026 compared to $20.0 million in related party license revenue for the three months ended June 30, 2025.

Additionally, a decrease of $10.1 million from $15.4 million for the three months ended June 30, 2025 to $5.3 million for the three months ended June 30, 2026 was primarily attributable to revenue recognized pursuant to our license agreement with Novartis for the development, manufacture, and commercialization of LB2102 and other potential CAR-T therapies selectively targeting DLL-3 (the “Novartis License Agreement”). This revenue is recognized over time in connection with our Phase 1 clinical trial for LB2102.
Cost of Collaboration Revenue
Cost of collaboration revenue was $136.0 million for the three months ended June 30, 2026, compared to $94.9 million for the three months ended June 30, 2025. The increase of $41.1 million was primarily due to Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement.
Research and Development Expenses
Research and development expenses were $96.0 million for the three months ended June 30, 2026 compared to $98.3 million for the three months ended June 30, 2025. The decrease of $2.3 million was primarily driven by lower expenditures in the cilta-cel clinical program as the patient dosing phases of major trials substantially concluded, partially offset by higher pipeline related research and development activities.
Administrative Expenses
Administrative expenses were $33.0 million for the three months ended June 30, 2026, compared to $32.6 million for the three months ended June 30, 2025, remaining relatively flat.
Selling and Distribution Expenses
Selling and distribution expenses were $63.4 million for the three months ended June 30, 2026, compared to $48.1 million for the three months ended June 30, 2025. The increase of $15.3 million was primarily due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.
Finance Income
Finance income for the three months ended June 30, 2026 was $5.6 million, compared to $10.4 million for the three months ended June 30, 2025. The decrease of $4.8 million was primarily driven by less interest income earned from various bank accounts and time deposits.
Other Expense, net
Other expense, net for the three months ended June 30, 2026, was $2.0 million, compared to $108.1 million for the three months ended June 30, 2025. The decrease of $106.1 million was primarily driven by lower unrealized foreign currency exchange losses.
Income Tax Expense
Income tax expense was $22.3 million for the three months ended June 30, 2026, compared to $0.6 million for the three months ended June 30, 2025. The increase of $21.7 million was primarily driven by an increase in taxable income across our U.S., Belgium and PRC entities. We continue to negotiate an advance pricing agreement with the Chinese Tax Authority, which will determine a transfer pricing methodology between its legal entities. Although a formal agreement has not yet been executed, we have reflected management's best estimate of the expected tax consequences including the cumulative impact of a change in estimate based on the information available as of June 30, 2026.
While we have accrued for matters we believe are probable and estimable, the final outcome with a tax authority may result in a tax liability that is materially different from that reflected in the consolidated financial statements.

Comparison of Six Months Ended June 30, 2026 and 2025
The following table summarizes our results of operations for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,		Variance
(Dollars in millions)	2026	2025
Consolidated Statement of Operations Data:
Revenue
Collaboration revenue	$624.5	$405.3	$219.2
License and other revenue	68.1	44.8	23.3
Total revenue	692.6	450.1	242.5
Cost of collaboration revenue	(311.4)	(164.4)	(147.0)
Cost of license and other revenue	(1.9)	(4.9)	3.0
Research and development expenses	(181.7)	(200.2)	18.5
Administrative expenses	(73.0)	(64.1)	(8.9)
Selling and distribution expenses	(113.5)	(89.1)	(24.4)
Other operating expenses	(3.2)	(1.0)	(2.2)
Operating income (loss)	7.9	(73.6)	81.5
Finance costs	(11.3)	(10.3)	(1.0)
Finance income	12.9	22.5	(9.6)
Other expense, net	(7.1)	(162.6)	155.5
Income (loss) before tax	2.4	(224.0)	226.4
Income tax expense	(23.5)	(2.4)	(21.1)
Net loss	$(21.1)	$(226.4)	$205.3
Collaboration Revenue

Collaboration revenue for the six months ended June 30, 2026 was $624.5 million, compared to $405.3 million for the six months ended June 30, 2025. The increase of $219.2 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.
License and Other Revenue

License revenue was $68.1 million for the six months ended June 30, 2026, compared to $44.8 million for the six months ended June 30, 2025. The increase of $23.3 million was driven by milestones of $56.0 million achieved under the Janssen Agreement for the six months ended June 30, 2026, compared to no milestones achieved under the Janssen Agreement for the six months ended June 30, 2025.

The increase was offset by a decrease in license revenue recognized in the three months ended June 30, 2026, under an exclusive agreement with a related party. $1.6 million was recognized under this agreement during the six months ended June 30, 2026 compared to $20.0 million in license revenue under this agreement for the six months ended June 30, 2025.

Additionally, a decrease of $14.3 million from $24.7 million for the six months ended June 30, 2025 to $10.4 million for the six months ended June 30, 2026 was primarily attributable to revenue recognized pursuant to the Novartis License Agreement.
Cost of Collaboration Revenue
Cost of collaboration revenue was $311.4 million for the six months ended June 30, 2026, compared to $164.4 million for the six months ended June 30, 2025. The increase of $147.0 million was primarily due to Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement.

Research and Development Expenses

Research and development expenses were $181.7 million for the six months ended June 30, 2026 compared to $200.2 million for the six months ended June 30, 2025. The decrease of $18.5 million was primarily driven by lower expenditures in the cilta-cel clinical program as the patient dosing phases of major trials substantially concluded, partially offset by higher pipeline related research and development activities.
Administrative Expenses

Administrative expenses were $73.0 million for the six months ended June 30, 2026, compared to $64.1 million for the six months ended June 30, 2025. The increase of $8.9 million was primarily driven by higher professional fees.
Selling and Distribution Expenses

Selling and distribution expenses were $113.5 million for the six months ended June 30, 2026, compared to $89.1 million for the six months ended June 30, 2025. The increase of $24.4 million was primarily due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.
Finance Income
Finance income for the six months ended June 30, 2026 was $12.9 million, compared to $22.5 million for the six months ended June 30, 2025. The decrease of $9.6 million was primarily driven by less interest income earned from various bank accounts and time deposits.
Other Expense, net
Other expense, net for the six months ended June 30, 2026, was $7.1 million, compared to $162.6 million for the six months ended June 30, 2025. The decrease of $155.5 million was primarily driven by lower unrealized foreign currency exchange losses.
Income Tax Expense
Income tax expense for the six months ended June 30, 2026 was $23.5 million, compared to $2.4 million for the six months ended June 30, 2025. The increase of $21.1 million was primarily driven by an increase in taxable income across our U.S., Belgium and PRC entities. We continue to negotiate an advance pricing agreement with the Chinese Tax Authority, which will determine a transfer pricing methodology between our legal entities. Although a formal agreement has not yet been executed, we have reflected the expected impact of the agreement including the cumulative impact of a change in estimate based on the information available as of June 30, 2026.
While we have accrued for matters we believe are probable and estimable, the final outcome with a tax authority may result in a tax liability that is materially different from that reflected in the consolidated financial statements.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We believe that our cash and cash equivalents, and time deposits of approximately $965 million, as of June 30, 2026, and cash that we expect to generate from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next 12 months. We also believe that we have the ability to access capital markets as sources of liquidity if needed.

With the exception of our first product, CARVYKTI, which was initially approved by the FDA on February 28, 2022, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through June 30, 2026, we have funded our operations primarily through revenue from sales of CARVYKTI, equity financings, payments, and advancements from Janssen and Novartis pursuant to collaboration and license agreements. In addition, on June 17, 2026, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley Asia Limited, Jefferies LLC, and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (the “Underwriters”), relating to the underwritten public offering (the “2026

Offering”) of 7,700,000 ADS, representing 15,400,000 ordinary shares, at a price to the public of $29.35 per ADS. The 2026 Offering closed on June 23, 2026, resulting in net proceeds of approximately $212 million, after the deduction of underwriting discounts and commissions and directly attributable issuance costs of $13.6 million, which were recorded as a reduction of share premium. The Underwriters' 30-day option to purchase up to 1,155,000 additional ADSs at the public offering price pursuant to the Underwriting Agreement, less the underwriting discounts and commissions, expired unexercised on July 17, 2026.

As of June 30, 2026, we had approximately $672.9 million in cash and cash equivalents, approximately $291.7 million of time deposits, and accumulated losses of $2.0 billion.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the People's Republic of China (the "PRC"), are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions” in our Annual Report.
Cash Flows

The following table shows a summary of our cash flow:

	Six months ended June 30,
(Dollars in thousands)	2026	2025
Net cash used in operating activities	$(106.0)	$(116.8)
Net cash (used in) provided by investing activities	(288.0)	91.1
Net cash provided by (used in) financing activities	166.5	(0.3)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.5)	5.8
Net decrease in cash and cash equivalents	$(229.0)	$(20.2)
Operating Activities
Net cash used in operating activities for the six months ended June 30, 2026 was $106.0 million, primarily as a result of net income before tax of $2.4 million after adjusting for non-cash items, and changes in operating assets and liabilities. The year-over-year improvement was primarily driven by an increase in collaboration and license revenue, partially offset by a decrease in working capital and interest income received.

Net cash used in operating activities for the six months ended June 30, 2025 was $116.8 million, primarily as a result of net loss before tax of $224.0 million after adjusting for non-cash items, and changes in operating assets and liabilities. Adjustments mainly included $22.5 million of finance income, offset by $165.2 million of foreign exchange loss, net and $34.6 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include an increase in prepayment, other receivable and other assets of $84.4 million, an increase in trade receivables of $20.3 million, a decrease in other payables and accruals of $18.9 million, and a decrease in contract liabilities, net of $18.5 million. This was partially offset by an increase in trade payables of $36.0 million. Cash items primarily include interest income received of $37.9 million. This was partially offset by income tax payment of $15.2 million.

Investing Activities
Net cash used in investing activities for the six months ended June 30, 2026 was $288.0 million, primarily reflecting net purchases of time deposits of $241.5 million, a $31.5 million prepayment to Janssen for collaboration assets, and purchases of property, plant, and equipment of $15.0 million.

Net cash provided by investing activities for the six months ended June 30, 2025 was $91.1 million, consisting primarily of decreases in time deposits of $4.3 billion. This was partially offset by a $4.2 billion addition of time deposits, a $21.7 million prepayment to Janssen for collaboration assets, and purchases of property, plant, and equipment of $11.2 million.
Financing Activities
Net cash provided by financing activities for the six months ended June 30, 2026 was $166.5 million, consisting primarily of $212 million in proceeds from the 2026 Offering, net of issuance costs of $13.6 million, partially offset by repayment of collaboration interest-bearing advanced funding of $41.7 million.
Net cash used in financing activities for the six months ended June 30, 2025 was $0.3 million, consisting primarily of the principal portion of lease payments of $2.0 million, partially offset by proceeds from exercise of share options of $1.7 million.
Funding Requirements
We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following the FDA’s approval of CARVYKTI, we continue to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution. For example, in addition to investing in our own facilities, we have supplemented our manufacturing capabilities and infrastructure by entering into agreements with a CMO and may enter into additional CMO agreements in the future. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital if and when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
Although consequences of the macroeconomic conditions, including global conflicts and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents, and time deposits as well as revenue that we expect to generate from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next 12 months. Our future capital requirements will depend on many factors, including:
•the amount and timing of revenue we receive from commercial sales of CARVYKTI under the Janssen Agreement;
•the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
•the scope, prioritization and number of our research and development programs;
•the costs, timing and outcome of regulatory review of our product candidates;
•our ability to establish and maintain collaborations on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement, Novartis License Agreement and any other collaboration agreements we enter into;
•the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•the extent to which we acquire or in-license other product candidates and technologies;

•the costs of securing manufacturing arrangements for commercial production; and
•the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.
In addition to our commercial product CARVYKTI, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues from earlier-stage product candidates, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
To supplement our cash proceeds from the product revenue, we may need to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.
Under the Janssen Agreement, Janssen may recoup the aggregate amount of funding advances received from Janssen over time ("Funding Advances"), together with interest thereon, from our share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to us under the Janssen Agreement.
As of June 30, 2026, we estimated that the entire balance of $156.4 million of Funding Advances would be recouped by Janssen within the next 12 months, and therefore such amount was classified as a current liability.
Certain Supplemental Non-IFRS Metrics

Our management uses various financial metrics, including certain metrics that are not prepared in accordance with IFRS, to measure and assess the performance of our business, to make critical business decisions, and to assess our compliance with certain financial obligations. We therefore believe that presentation of certain of these non-IFRS metrics alongside the IFRS measures will aid investors in understanding our business.

The non-IFRS metrics should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. We strongly encourage investors to review our historical financial statements in their entirety and to use the measures presented in accordance with IFRS as the primary means of evaluating our performance. Moreover, we encourage investors to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. In addition, non-IFRS metrics are not uniformly defined by all companies, including those in our industry. Accordingly, non-IFRS metrics may not be comparable with similarly titled measures and disclosures by other companies, and we therefore encourage investors to review the discussions of these non-IFRS financial measures particularly the limitations on their usefulness and to understand how such measures differ from similarly titled measures that may be presented by other companies in the pharmaceutical industry or in general.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share
We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “Adjusted EPS” or “ANI per Share”, respectively) as performance metrics. Adjusted Net Income (Loss) and ANI per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain or loss.
•Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.
•In addition, Adjusted Net Income (Loss) excludes items such as share-based compensation expense, which has been, and will continue to be for the foreseeable future, non-cash expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and ANI per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and ANI per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net income (loss) adjusted for (1) non-cash items such as depreciation and amortization, share-based compensation, and loss on impairment asset, and (2) unrealized foreign exchange gain or loss.
ANI per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.
A reconciliation between Adjusted Net Income (Loss) and Net Income (Loss), the most directly comparable measure under IFRS, has been provided in the table below.

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions, except per share data)	2026	2025	2026	2025
Net income (loss)	$33.2	$(125.4)	$(21.1)	$(226.4)
Depreciation and amortization	11.7	5.9	27.4	11.1
Share-based compensation	17.3	18.7	36.7	34.6
Impairment charges (1)	0.3	—	3.2	1.0
Unrealized foreign exchange loss (2)	0.6	110.9	6.6	162.7
Adjusted net income (loss)	$63.1	$10.1	$52.8	$(17.0)

ANI (ANL) per share:
Basic	$0.17	$0.03	$0.14	$(0.05)
Diluted*	$0.16	$0.03	$0.14	$(0.05)
*The diluted weighted average shares outstanding used in the calculation of the diluted ANI per share for the three months ended June 30, 2026 is 387.6 million shares, and for the six months ended June 30, 2026, is 386.0 million shares. The diluted weighted average shares outstanding used in the calculation of the diluted ANI per share for the three months ended June 30, 2025 is 377.0 million shares.
(1) Included in Other operating expenses
(2) Included in Other expense, net

Quantitative and Qualitative Disclosures About Market Risk
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations. As a result, a change in market interest rates would not have any significant impact on our cash balance.
The interest rate pursuant to the Janssen Agreement, has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flow. For example, based on the $79.2 million aggregate principal amount of advances outstanding from Janssen as of June 30, 2026, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $0.4 million per year in interest payable by the Company.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2026 and 2025.

Our financial results are subject to fluctuations due to foreign exchange rate movements. We conduct business in multiple currencies, and as a result, we are exposed to exchange rate fluctuations that may impact our financial statements. Unrealized foreign exchange gains and losses arise from the revaluation of monetary assets and liabilities denominated in foreign currencies, as well as from translation adjustments related to our international operations. These unrealized gains and losses can significantly impact our net income and financial position, even when there is no underlying economic impact on our cash flows. If exchange rates move unfavorably, we may experience substantial unrealized losses, which could negatively affect our reported earnings and create volatility in our financial performance.
In addition, the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In recent years, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Significant revaluation of the RMB may have a negative effect on our business.
As of the date of this report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.